EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

Condensed Unaudited Consolidated Financial Statements

For the period ended June 30, 2004

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2004

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders.  No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, except share data)

	June 30, 2004	December 31, 2003
ASSETS
Bonds at fair value (amortized cost of $3,471,950 and $3,254,503)	$3,605,394	$3,487,380
Short-term investments	159,129	222,390
Variable interest entities’ bonds at fair value (amortized cost of $1,383,468 and $1,423,657)	1,383,284	1,422,538
Variable interest entities’ guaranteed investment contracts at fair value (amortized cost approximates fair value)	1,033,541	955,883
Variable interest entities’ short-term investments	20,859	11,102
Total investment portfolio	6,202,207	6,099,293
Cash	16,211	11,640
Securitized loans	406,622	433,948
Deferred acquisition costs	282,357	273,646
Prepaid reinsurance premiums	746,194	695,398
Investment in unconsolidated affiliate	80,878	64,440
Reinsurance recoverable on unpaid losses	37,384	59,235
Other assets	995,394	989,384

TOTAL ASSETS	$8,767,247	$8,626,984

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	$2,001,902	$1,861,960
Losses and loss adjustment expenses	184,131	233,408
Variable interest entities’ debt	2,984,579	3,006,885
Deferred federal income taxes	179,605	180,687
Notes payable to affiliate	514,903	504,743
Surplus notes	126,850	152,850
Accrued expenses and other liabilities	337,071	378,805

TOTAL LIABILITIES AND MINORITY INTEREST	6,329,041	6,319,338

Preferred stock (5,000.1 and 0 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	826,371	819,918
Accumulated other comprehensive income (net of deferred income taxes of $46,043 and $78,340)	87,725	151,725
Accumulated earnings	1,509,110	1,321,003

TOTAL SHAREHOLDER’S EQUITY	2,438,206	2,307,646

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$8,767,247	$8,626,984

See notes to the condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (unaudited)

(in thousands)

	Six Months Ended June 30,
	2004	2003
REVENUES:
Net premiums written	$289,560	$282,985
Net premiums earned	$200,414	$171,164
Net investment income	82,081	74,006
Net realized (losses) gains	(2,483)	4,615
Variable interest entities’ net interest income	59,772
Net realized and unrealized gains on derivative instruments	20,213	4,195
Other income	15,433	10,554
TOTAL REVENUES	375,430	264,534
EXPENSES:
Losses and loss adjustment expenses	15,365	12,895
Interest expense	15,429	14,946
Variable interest entities’ net interest expense	57,470
Policy acquisition costs	28,619	26,936
Other operating expenses	30,853	26,756
TOTAL EXPENSES	147,736	81,533
Minority interest	(9,946)	(4,720)
Equity in earnings of unconsolidated affiliate	15,441	7,641

INCOME BEFORE INCOME TAXES	233,189	185,922
Provision for income taxes	55,341	43,391
NET INCOME	177,848	142,531
Other comprehensive (loss) income, net of tax:
Unrealized (losses) gains on securities:
Holding (losses) gains arising during period	(65,547)	39,936
Less: reclassification adjustment for (losses) gains included in net income	(1,547)	3,061
Other comprehensive (loss) income	(64,000)	36,875
COMPREHENSIVE INCOME	$113,848	$179,406

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Six Months Ended June 30,
	2004	2003
Cash flows from operating activities:
Premiums received, net	$290,428	$270,567
Policy acquisition and other operating expenses paid, net	(129,647)	(98,969)
Recoverable advances (paid) recovered	(245)	683
Loss and loss adjustment expenses paid, net	(38,210)	(1,490)
Net investment income received	84,190	68,497
Federal income taxes paid	(50,424)	(40,645)
Interest paid	(16,111)	(14,393)
Variable interest entities’ net interest income received	15,866
Variable interest entities’ interest paid	(9,918)
Other, net	13,007	9,300
Net cash provided by operating activities	158,936	193,550
Cash flows from investing activities:
Proceeds from sales of bonds	467,590	502,385
Purchases of bonds	(655,104)	(827,572)
Net decrease in short-term investments	63,263	129,366
Proceeds from sales of variable interest entities’ bonds	34,212
Purchases of variable interest entities’ bonds	(93,400)
Net decrease in variable interest entities’ short-term investments	(9,757)
Purchases of property and equipment	(420)	(348)
Other investments, net	(9,807)	23,759
Net cash used for investing activities	(203,423)	(172,410)

Cash flows from financing activities:
Repayment of surplus notes to affiliate	(26,000)	(12,500)
Capital issuance cost	(590)	(3,010)
Notes issued to affiliate	42,233
Repayment of notes payable to affiliate	(32,485)	(23,747)
Issuance of variable interest entities’ notes	75,900
Repayment of variable interest entities’ notes	(10,000)
Net cash provided by (used for) financing activities	49,058	(39,257)

Net increase (decrease) in cash	4,571	(18,117)
Cash at beginning of period	11,640	27,560
Cash at end of period	$16,211	$9,443

(a)                                  In the first six months of 2004 and 2003, the Company received a tax benefit of $7,043 and $4,826, respectively, by utilizing its Parent’s losses.  These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.             ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York.  The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations.  In addition, the Company insures guaranteed investment contracts (GICs) issued by wholly- owned subsidiaries of the Parent (collectively, the GIC Subsidiaries).

In the third quarter of 2003, the Company consolidated FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global) as a result of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46).  The Company also consolidated Premier International Funding Co. (Premier) in the third quarter as a result of obtaining control rights.

2.             BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004 and for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  These statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements and notes thereto.  The December 31, 2003 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.  The results of operations for the periods ended June 30, 2004 and 2003 are not necessarily indicative of the operating results for the full year.  Certain prior-year balances have been reclassified to conform to the 2004 presentation.

3.             LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes a case reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss, net of subrogation recoveries, when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date.  The estimated loss on a transaction is discounted using the risk-free rate at the time the case reserve is established, which ranged from 4.94% to 6.1% at June 30, 2004.  For insured collateralized debt obligations (CDOs), a case reserve is recorded to the extent that the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100% and there is a projected loss when calculating the present value of cash flows.

The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case reserves or to new case reserves to be established on particular insured obligations in the future.  The general reserve is derived from two separate steps.  The first step is to multiply loss factors by the Company’s total net par underwritten and to discount the result at the risk-free rate at the date the reserve is established, which ranged from 1.2% to 7.953% at June 30, 2004.  The loss factors used for this purpose are obtained from an independent rating agency study of bond defaults and have been adjusted by the Company’s portfolio characteristics and history.  The second step pertains to the Company’s insured CDOs, where a present value “deterministic” approach is utilized to calculate the general reserve for insured CDOs.

Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims.  However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

As of June 30, 2004, three Company’s case reserves are $42.1 million, net of reinsurance of $37.4 million.  The net case reserve is comprised primarily of three CDO transactions which account for approximately 80% of the total net case reserve.  The remaining 12 exposures are in various sectors.  The following table presents the activity in the general and case reserves for each of the periods presented (in millions).

Reconciliation of Net Losses and Loss Adjustment Expenses

	General	Case	Total

December 31, 2003	$111.5	$62.7	$174.2
Incurred	7.7		7.7
Transfers	4.1	(4.1)
Payments and other decreases		(1.0)	(1.0)
March 31, 2004 balance	123.3	57.6	180.9
Incurred	7.7		7.7
Transfers	(26.4)	26.4
Payments and other decreases		(41.9)	(41.9)
June 30, 2004 balance	$104.6	$42.1	$146.7

The Company has certain rights available to it under its financial guaranty insurance policies and indentures relating to certain collateralized bond obligation notes issued by related trusts. Those rights allow the Company to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of certain events of default. In the second quarter of 2004, the Company accelerated or planned to accelerate certain outstanding notes which gave rise to claim payments or expected claim payments of $21.1 million (excluding any potential recoveries).

4.             DERIVATIVE INSTRUMENTS

The Company has insured a number of credit default swaps (CDS) with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable.  It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes.  These agreements are recorded at fair value.  The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred.  The Company recorded $16.8 million and $32.8 million in net earned premium under these agreements for the three and six months ended June 30, 2004, respectively, and $12.5 million and $23.7 million for the three and six months ended June 30, 2003.  The changes in fair value, which were gains of $4.9 million and $20.0 million for the three and six months ended June 30, 2004, and $2.6 million and $4.1 million for the three and six months ended June 30, 2003, respectively, were recorded in net realized and unrealized gains on derivative instruments in the condensed consolidated statements of operations and comprehensive income.  The Company included net par outstanding of $70.9 billion and $63.8 billion relating to these CDS transactions at June 30, 2004 and December 31, 2003, respectively, in the asset-backed balances in Note 6.  The losses or gains recognized by recording these contracts at fair value will be determined each quarter based upon quoted market prices, if available.  If quoted market prices are not available, as is the case primarily with CDS on pools of assets, then the determination of fair value is based on internally developed estimates.  Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations.  The Company does not believe the fair value adjustments are an indication of potential claims under the Company’s guarantees.  The inception-to-date net unrealized gain of $10.6 million at June 30, 2004 was recorded in other assets and the net unrealized loss of $9.4 million at December 31, 2003 was recorded in accrued expenses and other liabilities.

Derivative instruments, which are generally designated as fair-value hedges, are entered into to manage the interest rate and foreign currency exchange rate exposure on FSA Global and Canadian Global’s debt and investments.  The derivatives are recorded at fair value.  These derivatives generally include interest rate and foreign currency swap agreements, which are utilized to convert FSA Global and Canadian Global’s debt and investments into U.S. dollar floating-rate debt and investments.  The gains and losses relating to these fair-value hedges are included in variable interest entities’ net interest income and variable interest entities’ net interest expense, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged.

5.             NOTES PAYABLE TO AFFILIATE

In each of the last three years, the Company exercised certain rights available under its financial guaranty policies and the indentures relating to certain loan-backed notes issued by trusts.  Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policies on an accelerated basis.  Refinancing vehicles reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company’s rights against the capital of the trusts.  The refinancing vehicle is consolidated by the Company.  The refinancing vehicles secured the funds to purchase the notes by issuing refinanced notes, with interest rates ranging from 2.05% to 5.718%.  These notes were purchased by FSA Asset Management LLC, a wholly owned subsidiary of the Parent.  The Company maintains significant reinsurance, first loss and quota share, in respect of these transactions.

Principal payments due under these refinanced notes for the remainder of 2004 and each of the next five years ending December 31 and thereafter, are as follows (in thousands):

Year	Principal Amount
2004	$13,007
2005	46,186
2006	54,934
2007	60,990
2008	72,021
2009	47,144
Thereafter	220,621
Total	$514,903

6.             OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.  The net and ceded par outstanding of insured obligations (including CDS insured by the Company) in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at June 30, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
Type of Collateral	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Residential mortgages	$23,861	$20,682	$3,288	$4,031
Consumer receivables	11,189	14,039	3,491	5,033
Pooled corporate obligations	80,250	78,147	10,445	11,936
Other asset-backed obligations(1)	12,249	10,134	3,215	4,200
Total asset-backed obligations	$127,549	$123,002	$20,439	$25,200

(1)          Includes net par outstanding of $5,902 million and $4,474 million at June 30, 2004 and December 31, 2003, respectively, relating to GICs insured by the Company and issued by the GIC Subsidiaries.

The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at June 30, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
Type of Issue	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
General obligation bonds	$71,889	$67,212	$21,880	$20,184
Housing revenue bonds	7,328	7,597	1,931	2,074
Municipal utility revenue bonds	30,834	30,024	13,833	14,270
Health care revenue bonds	8,516	7,051	7,470	6,971
Tax-supported bonds (non-general obligation)	35,818	33,835	14,241	13,526
Transportation revenue bonds	11,803	10,744	7,895	7,376
Other municipal bonds	16,111	14,475	8,839	7,223
Total municipal obligations	$182,299	$170,938	$76,089	$71,624

7.             VARIABLE INTEREST ENTITIES

Following is a summary of the impact on the consolidated statements of operations and comprehensive income of consolidating FSA Global, Canadian Global and Premier for the six months ended June 30, 2004 (in thousands).  Variable interest entities (VIE) were not consolidated as of June 30, 2003.

Variable interest entities’ net interest income	$59,772
Net premiums written	(2,722)
Total revenues	$57,050

Variable interest entities’ net interest expense	$57,470
Other operating expenses	(701)
Total expenses	$56,769

At June 30, 2004, the interest rates on VIE debt were between 1.12% and 10.0% per annum.  Payments due under the VIE debt (including $1,348.9 million of future interest accretion on zero coupon obligations and excluding $147.8 million of hedge accounting adjustments) for the remainder of 2004 and each of the next five years ending December 31 and thereafter are as follows (in millions):

Year	Principal Amount
2004	$560.9
2005	205.3
2006	87.7
2007	174.4
2008	99.9
2009	19.1
Thereafter	3,038.4
Total	$4,185.7

The amount of debt payment for 2004 in the above debt repayment schedule includes $180.6 million of debt relating to Canadian Global, which will mature in August 2004.  The Company expects that investments within the VIE portfolio will mature or be liquidated in order to satisfy this obligation.   Following maturity and repayment of that debt, Canadian Global is expected to be liquidated.

8.             OTHER ASSETS

The detailed balances that comprise other assets at June 30, 2004 and December 31, 2003 are as follows (in thousands):

	June 30, 2004	December 31, 2003
Other assets:
Fair value of VIE swaps	$343,591	$407,742
Asset-backed notes	103,174	70,272
Tax and loss bonds	95,802	85,512
Accrued interest on VIE swaps	90,285	59,100
Accrued interest income	47,645	27,635
Other assets	314,897	339,123
Total other assets	$995,394	$989,384

9.                                      LEASE

In June 2004, FSA entered into a 20 year sublease agreement with Deutsche Bank AG for office space at 31 West 52nd Street, New York, New York to be used as its new headquarters.  The Company anticipates moving from its current location at 350 Park Avenue, New York, New York to its new space in the second quarter of 2005.  The lease contains scheduled rent increases every 5 years after a 19-month free rent period, as well as lease incentives for initial construction costs, up to $6.0 million, as defined in the sublease.  The lease contains provisions for rent increases related to increases in the building’s operating expenses.  The lease also contains a renewal option for an additional 10 year period, and an option to rent additional office space at various points in the future, in each case at the current market rents.  The future minimum lease payments related to this lease are as follows (in thousands):

Future Minimum Rent Payments

2005	$—
2006	4,884
2007	6,512
2008	6,512
2009	6,512
Thereafter	109,452
Total	$133,872

10.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In the second quarter of 2004, the Emerging Issues Task Force (EITF) reached a consensus that under EITF Issue 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (EITF 02-14), an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee.  The EITF 02-14 consensus is applicable to reporting periods beginning after September 15, 2004.  The Company will continue to analyze the impact of this consensus.